UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549


                                   FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities and Exchange Act of 1934


                                ASYST CORPORATION
                     (Name of Small Business in its charter)

UTAH                                                         87-0416131
(State or other jurisdiction of              (IRS Employer Identification No.)
incorporation or organization)

6170 South 380 West, #225, Murray, UT                                  84107
(Address of principal executive offices)                           (Zip Code)

Issuer's Telephone number: ( 801 ) 263-1661

Securities to be registered Under Section 12(b) of the Act:

Title of each Class                Name of each exchange on which
to be so registered                Each class is to be registered

Common                                          OTC



Securities to be registered under Section 12(g) of the Act:

                           Common

                     (Title of Class)

         INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

Item 1. Description of Business.

The Company

Asyst Corporation (the "Company") was organized as a Utah corporation on August 24, 1984. Its offices are located at 6170 South 380 West, Suite 225, Murray, UT 84107.

The Company was incorporated under the laws of the State of Utah to engage in the electronics and software industries and as such to manufacture, hold, purchase, or otherwise acquire, buy sell, both retail and wholesale and to generally deal in articles in the electronics and software industries, and all other articles of merchandise of a kindred nature and all such articles commonly supplied or dealt in by businesses engaged in the electronics and software industry. The Company may also engage in any lawful activity authorized under the laws of the State of Utah.

The Company terminated its electronics business by selling all of its electronics related assets, subject to all related liabilities, to World Wireless Communications in exchange for 100,000 common shares of World Wireless effective March 31, 1995. It has conducted no active business operations for more than three years aside from maintaining its status as an active business corporation under the laws of the State of Utah. Accordingly, the Company does not offer or distribute any services or products, does not have competitors, does not require raw materials to conduct any business, and has no customers, patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. It conducts no business requiring government approval. It has conducted no research or development activities, does not conduct any business requiring compliance with any federal law, and has no employees.

Management's sole business plan at this point is to seek opportunities to acquire active business operations by merger, acquisition or the acquisition of assets in exchange for common shares of the Company. No assurance can be given that any active business operation will become available to the Company or that if available, such operations could be acquired on terms favorable to existing stockholders or conducted profitably.

Competition

The Company is not now conducting any active business operations. The only business in which the Company intends to engage in the foreseeable future it to seek out active business corporations who may wish to enter into a reverse merger or acquisition reorganization with the Company so as to permit it to conduct the business operations of the target. No particular targets have been identified, no reorganization negotiations have been conducted, and no assurance can be given that any corporation or business operation willing to enter into a business reorganization with the Company can be found. If none are found, the Company will remain inactive.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

The Company currently has no plan of operation except that set forth in the preceding section.

Item 3.   Description of Property.

The Company currently occupies office space located in Murray, Utah which is provided to it by management without cost.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Company and each person known to be a beneficial owner of more than five percent of the issued and outstanding shares of the Company as of May 30, 1999. The table sets forth the information based on 859,175 common shares issued and outstanding as of May 30, 1999.

Title of Class      Name and Address      Amount and Nature     Percent of
                    of Beneficial Owner   of Beneficial Owner   Class


Common                Bob Hall                 114,110          13.28%
                      5435 Dunbarton Dr
                      SLC, UT 84117

Common                Officers and Directors   114,110          13.28%
                        as a Group

Common                Gerald VanMondfrans        38,960          4.53%
                      2944 E. Mandcrest Ct.
                      SLC, UT 84121

Common                Gerald A. VanMondfrans    75,150           8.75%
                      2944 E. Mandcrest Ct.
                      SLC, UT 84121

Common                World Wireless             100,000        11.64%
                      Communications
                      150 N Wright Brothers Dr
                      Salt Lake City, UT 84116

Common                Michael Vardakis          250,000        29.01%
                      77 East 400 South
                      Salt Lake City, UT 84111

None of the foregoing have any right to acquire other or additional shares of the Company. There is no existing arrangement which may result in a change in control of the Company. However, if an active business is found with which to enter into some form of corporate reorganization, a change in control of the Company will be contemplated as part of such reorganization.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

          The names, addresses, ages and respective positions of the current directors and officers of the Company are as follows:

Name                      Age      Position                  Date Held

Bob Hall
5435 Dunbarton Dr
SLC, UT 84117             66       President                 August 24, 1984
                                   Director                  August 24, 1984

Philip A. Bunker
2441 South 3850 West
West Valley, UT 84120     47       Secretary                 May 7, 1998
                                   Director                  May 7, 1998

David D. Singer
2441 South 3850 West
West Valley, UT 84120     50       Treasurer                 May 7, 1998
                                   Director                  May 7, 1998

          Bob Hall, president and a director, was a founder of the Company and has served as an executive officer and a director of the Company, since its organization in 1984. From 1984 to 1986, Mr. Hall was employed by the Company on a part-time basis and served as vice president. From 1982 to 1984, Mr. Hall was employed as marketing director of a subsidiary of Texscan Corporation, a publicly held corporation engaged in the manufacture of specialized instruments and other equipment for the cable television industry. Prior to that time, Mr. Hall was employed by Hercules, Inc., Litton Industries, KDI Corporation, Corn Tel, Inc., and Video Data Systems in various positions involving technical operations and marketing in the electromechanical equipment industry. Mr. Hall graduated from the University of Utah in 1961 with a degree in electrical engineering.
Since the sale of the Company's assets in 1995, Mr. Hall has been employed by Cable Services Technology, Inc., dba Sky Connect, and has continued as president and director of the Company.

          David D. Singer, secretary and a director, is currently President and director of World Wireless Communications, Inc. From 1977 to 1983, Mr. Singer was President of CSL Energy Controls, Inc., a company specializing in third party energy conservation. From 1983 to 1985, Mr. Singer was a special consultant to the General President of the Sheetmetal Workers Association. From 1985 to 1988, Mr. Singer was Vice President First Municipal Division, Bank One Leasing Corporation. From 1988 to 1991, Mr. Singer was President of Highland Energy Group. From 1991 to his appointment to his present position with World Wireless Communications, Inc. in 1996, Mr. Singer was President and Chief Operation Officer of Navtech Industries, Inc., an electronic assembly company. Mr. Singer holds a Bachelor's Degree in Electrical Engineering from the Lawrence Institute of Technology.

          Philip A. Bunker, treasurer and a director, was co-founder of Digital Radio Communications Corp. ("DRCC") and served as its President and Chief Executive Officer prior to its final merger into World Wireless Communications, Inc. in 1997 and has served as a director of World Wireless since its acquisition of DRCC. While at (Who the hell is this? Did he work for DRCC or CAECO?) CAECO, Mr.
Bunker and his engineering team developed a computer-aided program used in advanced integrated circuit design programs such as Motorola's 68020 and 68030 and National's 32000 microprocessors. CAECO was subsequently sold to Mentor Graphics. From 1986 to 1991, Mr. Bunker was President of Desert Digital, a company that was acquired by DRCC in 1992. Mr. Bunker received a Bachelor's Degree in Electrical Engineering from the University of Utah.

      None of the officers or directors of the Company are officers, directors or affiliates of any reporting companies. There are no family relationships between any of the directors or executive officers of the Company or any person beneficially owning or controlling more than 5% of its outstanding common shares.

          To the knowledge of the Company, no present or former director, executive officer or person nominated to become a director or executive of the Company has ever:

          1) Filed a bankruptcy petition by or against any business of which such person was a general partner or executive officer wither at the time of the bankruptcy or with two years prior to that time;

          2) Had any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          3) Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

          4) Been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed suspended or vacated.

None of the officers or directors of the Company are officers, directors

Item 6. Executive Compensation.

          The Company currently is not now paying, and has not during the past three years, paid any compensation to officers, directors or executives. It does not have any pension, profit-sharing, stock bonus, or other benefit plans. Such plans may be adopted in the future at the discretion of the Board of Directors.

Item 7.  Certain Relationships and Related Transactions.

      On May 18, 1999 the Board of Directors unanimously adopted written Compensatory Benefit Plan under which it agreed to issue 250,000 common shares of the Company to Michael Vardakis as compensation for services to the Company and cash provided by him for the benefit of the Company, between February of 1997 and May 30, 1999. These services and cash payments, identified by a schedule attached to the written Compensatory Benefit Plan, were valued by the Board at a sum in excess of the par value of the shares issued on the basis that the cash and monetary obligations incurred by Vardakis on behalf of the corporation exceed $9,000 and that his time should be compensated at a rate of not less than $25 per hour. The shares, when issued, were not registered under the Securities Act of 1933 but were issued in reliance on the exemption from registration provided by Section 3(b) of the Act and Rule 701 promulgated thereunder.

Item 8.  Description of Securities.

The aggregate number of shares which the Company shall be authorized to issue is 50,000,000 shares of non-assessable voting common stock having par value of $0.001. The capital stock of the Company shall be issued as fully paid and non-assessable. The shareholders shall not be liable for the debts, obligations or liabilities of this Company.

Holders of common shares have no pre-emptive right to acquire any unissued shares of the corporation. At meetings of the shareholders, a majority of the shares entitled to vote, represented in person or by proxy, constitute a quorum and, if a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote shall constitute the act of the shareholders. Any dividends paid on common shares of the corporation shall be paid pro rata to the number of common shares outstanding. Upon dissolution of the corporation, its assets after payment of all claims, shall be distributed to the holders of common shares pro rata.


                                 PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and other Shareholder Matters.

At the present time there is no public trading market for the Company's common shares.

Item 2. Legal Proceedings.

          To the best of the Company's knowledge it is not a party to any pending legal proceedings.

Item 3.  Changes in and Disagreements with Accountants.

      The company knows of no changes in or disagreements with accountants on accounting and financial disclosure.

Item 4. Recent Sales of Unregistered Securities.

         By resolution dated May 18, 1999 the Company adopted a Compensatory Benefit Plan in favor of Michael Vardakis pursuant to which it caused the issuance of 250,000 of the Company's common shares, registered to Michael Vardakis.

Item 5. Indemnification of Directors and Officers.

          The Company's Articles of Incorporation contain no provisions regarding indemnification of officers and directors, However, Section VIII of the Company's By-laws provide that no officer or director shall be personally liable for, and shall be indemnified by the corporation for any claims, judgments and liabilities to which such person shall become subject by reason of his having been a director or officer of the corporation, or by reason of any action alleged to have been taken or omitted to have been taken by him as such director or officer, except that no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The Corporation, its directors, officers, employees and agents shall be fully protected in taking any action or making any payment or in refusing so to do in reliance upon the advice of counsel.

                                   PART F/S

          Attached hereto as Exhibit 27 is the company's financial statement dated December 31, 1998 as prepared in accordance with generally accepted accounting principles in the United States, together with its unaudited financial statement as of March 31, 1999.

                                  PART III

Item  1.  Index to Exhibits

     2.i        Purchase Agreement
     2.ii       COMPENSATORY BENEFIT CONTRACT
     3.i        Articles of Incorporation
     3.iii      By-laws
     27.i       Financial Data Schedule, July 31, 1997
     27.ii      Financial Data Schedule, July 31, 1998
     27.iii     Financial Data Schedule, October 31, 1998
     27.iv      Financial Data Schedule, January 31, 1999
     27.v       Financial Data Schedule, April 30, 1999

                           SIGNATURES

          In accordance with Section 12 of the Securities Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ASYST CORPORATION


Date: April 24, 1999                       By:/s/ Bob Hall
                                           Bob Hall, President